SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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PROSENSA HOLDING N.V.
(Name of Subject Company)

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PROSENSA HOLDING N.V.
(Name of Person(s) Filing Statement)

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Ordinary Shares, Nominal Value €0.01 Per Share
(Title of Class of Securities)

N71546100
(CUSIP Number of Class of Securities)

Berndt Modig
Chief Financial Officer
Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands
+31 (0)71 33 22 100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2014 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Prosensa”).  The Schedule 14D-9 relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V., each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, for all of the outstanding ordinary shares, nominal value €0.01 per share, of Prosensa at a purchase price of $17.75 per Share, net to the seller in cash, and a contingent value right, payable in up to $4.14 per Share, in cash, based on regulatory approval of drisapersen, the Company’s lead product candidate, in the United States and the European Union, each without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration time of the Offer is at 6:00 p.m., New York City time, on January 14, 2015 (the “Expiration Time”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2.	Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” and Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals—Certain Shareholder Approvals Required in connection with the Post-Closing Reorganization” are hereby amended and supplemented by adding the following paragraph after the tenth paragraph and after the first paragraph of such sections, respectively:

“On January 13, 2015, the EGM was held at the Company’s offices in Leiden, the Netherlands.  The shareholders of the Company approved all resolutions before them at the EGM, including the resolutions relating to, among other things, the approval of the Asset Sale and the appointment of certain directors designated by Parent to the Boards.  In light of the foregoing, the condition to the Offer Closing relating to the Shareholder Approvals has been satisfied.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(I)	Press Release issued by Prosensa Holding N.V., dated January 13, 2015 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed by Prosensa Holding N.V. on January 13, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSENSA HOLDING N.V.
By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer

Dated: January 13, 2015